May 28, 2008

Dilip S. Shanghvi
Chairman and Managing Director
Sun Pharmaceutical Industries Limited
Acme Plaza Andheri Kurla Road Andheri (East)
Mumbai, 400059
India

Dear Dilip:

I write to advise you that our Board of Directors voted yesterday to terminate the Merger Agreement that our two companies signed one year ago. A formal notice of termination is being sent concurrently herewith, pursuant to the terms of the Merger Agreement, and a public announcement will also be made consistent with our disclosure obligations.

When we signed our Merger Agreement last year for the purchase of Taro at $7.75 per share, we were both surprised at the intensity of the objections raised publicly by Templeton and Brandes. But that is history. Continuing the $7.75 Merger Agreement in effect more than 12 months after it was signed no longer makes sense and has created operational constraints that are interfering with Taro’s ability to manage its business for the benefit of all stakeholders.

The Board appreciates your offer to increase the merger price to $10.25 and we have fully considered the views you expressed when you appeared before the Board on May 14th, as well as the written materials you provided for our review. However, as you know, our Board has unanimously determined that Sun’s $10.25 offer is financially inadequate, based on a number of factors, including Taro’s operational and financial turnaround, the future value that Taro expects to achieve from the changes made in its business model, the value in Taro’s new product pipeline and the advice received from Taro’s financial advisor, Merrill Lynch, that, based on Taro’s most recent projections, the $10.25 price was inadequate from a financial point of view. In addition, your offer was premised on deleting the 1/3 disinterested minority shareholder approval provision in the Merger Agreement, which is required by Israeli law and was described in detail in the merger proxy statement we sent out last summer. We simply could not agree to a proposal that was in conflict with Israeli law and that was financially inadequate.

Our Board has asked that I express to you our gratitude for the support that you have provided us in the past, which enabled us to return the Company to operational and financial health. As you know, in the last 12 months, Taro has experienced a dramatic return to profitability and has brought or is about to bring to market a significant number of new and promising products. These developments, and others, contributed to the Board's determination that the $10.25 price that Sun paid to acquire Brandes’ minority interest was, as Merrill Lynch has advised, an inadequate price for control of the entire company.

I regret that Sun refused our request to permit its financial advisors to meet with Taro’s financial advisors to discuss Taro's value and attempt to resolve our differences. We are prepared to engage in such discussions, should you change your view. Alternatively, since you apparently do not agree with the value we see in Taro’s future, we would be prepared to use our best efforts to attempt to arrange for the purchase of your shares by a third party at the same $10.25 per share price as your revised merger proposal.

Our Board is now committed, as it always has been in the past, to continue to do our best to build Taro and enhance its profitability for the benefit of all of the Company’s many constituents, including Sun. Should you have any questions concerning the Board's position, I invite you to contract me directly at your earliest convenience.

Sincerely,

/s/

Barrie Levitt, M.D.
Chairman of the Board